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Exhibit 99.(a)(1)(B)

SUMMARY OF TERMS
OF
OFFER TO EXCHANGE OUTSTANDING OPTIONS TO PURCHASE COMMON STOCK

May 16, 2003

Response Due By 11:59 p.m. Pacific Time
on Monday, June 16, 2003, unless this Offer is Extended

        The following should answer most of the questions you may have about this Offer. In addition to this Summary of Terms, you should read the Offer to Exchange (http://is.corp.adobe.com/intranet1/corp/emp_comm/pdf/OffertoExchange.pdf) and the accompanying documents to obtain complete details about this Offer. All of these materials have been posted to the et cetera section of Inside Adobe (http://inside.adobe.com). More information about this Offer can also be found in the tender offer statement on Schedule TO which has been filed with the SEC (http://www.sec.gov/cgi-bin/browse- edgar?action=getcompany&CIK=0000796343&owner=include).

        We have included references to the relevant sections of the Offer to Exchange where you can find a more complete description of the topics discussed in this Summary of Terms.

        If you would like to accept this Offer, you must properly complete, execute and submit the Stock Option Exchange Election Form (the "Election Form") through Adobe Forms, which is located under Everyday Tools on Inside Adobe (http://forms.corp.adobe.com) by 11:59 p.m. Pacific Time on Monday, June 16, 2003 (the "Expiration Date"). If we extend the period of time during which this Offer remains open, the term "Expiration Date" will refer to the latest time and date at which this Offer expires. If you are unable to elect to exchange your Eligible Options via Adobe Forms, you may elect to exchange your Eligible Options by submitting the Stock Option Exchange Election Form via facsimile to the Equity Compensation Department at (408) 537-4100. If you have questions regarding the process for returning the Election Form, contact the Equity Compensation Department via e-mail at mailto:optionx@adobe.com or at (408) 536-3122.

GENERAL QUESTIONS ABOUT THE TERMS OF THE OFFER TO EXCHANGE

        Q1. What is the Option Exchange Program?

        We are offering Eligible Employees (as defined below) the opportunity to exchange stock options currently outstanding under our 1994 Stock Option Plan and 1999 Equity Incentive Plan with exercise prices greater than $40.00 per share (the "Eligible Options") for a lesser number of new options (the "New Options"), which will be granted in accordance with specified exchange ratios (see Question 10 below for additional information on the specified exchange ratios). The New Options will be granted at least six months and one day after the Expiration Date, which will be, at the earliest, December 17, 2003 (the "Grant Date"). The Board of Directors retains the discretion to determine the Grant Date. (See Section 1 of the Offer to Exchange.)

        Q2. Who can participate in this Offer?

        You are eligible to participate in this Offer if you are an employee of Adobe or one of our subsidiaries as of Friday, May 16, 2003, continue to be employed by Adobe or one of our subsidiaries through the Expiration Date of this Offer and hold Eligible Options (an "Eligible Employee"). An employee of Adobe or one of our subsidiaries must either be on active status or on an approved leave of absence on the Expiration Date of this Offer in order to be eligible to participate. An employee whose employment with Adobe terminates for any reason at any time before the Expiration Date of this Offer will not be an Eligible Employee. Our executive officers and members of our Board of Directors are not eligible to participate in this Offer (see Appendix A of the Offer to Exchange for a list of our executive officers and members of our Board of Directors). (See Section 1 of the Offer to Exchange.)

        Q3. If I am an Eligible Employee employed outside of the United States, may I participate on the same terms as described in this Offer?

        Yes. Eligible Employees employed outside of the United States who hold Eligible Options may participate in this Offer on the same terms as described in the Offer to Exchange. Non-U.S. employees should refer to Appendix B of the Offer to Exchange entitled "A Guide to International Issues" for a discussion of the tax and other consequences of accepting or rejecting this Offer under the law of the country in which they are employed.

        Q4. What if my employment at Adobe ends between the Expiration Date of this Offer and the Grant Date?

        If you surrender your Eligible Options for exchange you must remain an employee through the Grant Date to receive the New Options. In addition, if you are not an employee on the Grant Date of the New Options, you will not have a right to the Eligible Options that you surrendered for exchange. (See Section 1 of the Offer to Exchange.)

        Unless you have a separate written agreement governing your employment relationship or as otherwise expressly provided by applicable law, your employment with Adobe or one of our subsidiaries remains "at-will" and can be terminated by you, Adobe or one of our subsidiaries at any time, with or without cause or notice, and nothing in this Offer will modify or change that.

        Q5. Why is Adobe making this Offer?

        We are making this Offer because, as a result of the volatility in our stock price over the past few years, many of our outstanding options have exercise prices that are significantly higher than the current market price of our common stock, commonly referred to as "underwater" or "out-of-the-money" options. By making this Offer, we believe we will be able to provide a proper incentive to our employees by realigning our compensation programs to more closely reflect current market and economic conditions. (See Section 2 of the Offer to Exchange.)

        Q6. Why can't Adobe grant additional options?

        This Offer was designed to avoid the dilution in ownership to our stockholders that would result if we granted employees additional options to supplement their underwater options. We believe this approach strikes a balance between our employees' interests and our stockholders' interests.

        Q7. Why can't Adobe reprice options?

        In 1998, the Financial Accounting Standards Board (FASB) adopted accounting rules that impact the repricing of options. If we were to reprice employee options, we would be subject to compensation charges against our earnings. We have structured this Offer in a manner which we believe will not cause Adobe to incur any compensation expense for financial reporting purposes under current U.S. generally accepted accounting principles.

        Q8. How can I tell which of my outstanding options are Eligible Options?

        A summary of your Eligible Options can be viewed at http://www.optionslink.com. If you do not know or have forgotten your log-in password, contact OptionsLink directly at (800) 838-0908 (press 0) or (650) 599-0125 (press 0) if you are calling from outside the United States. Your Election Form, which is available through Adobe Forms, also lists your Eligible Options. (See Question 10 below.)

        Q9. What are the conditions to this Offer?

        This Offer is subject to the conditions described in Section 6 of the Offer to Exchange. If any of these conditions are met, Adobe may terminate, postpone or amend this Offer. However, this Offer is not conditioned on a minimum number of Eligible Employees accepting this Offer or a minimum number of Eligible Options being exchanged. (See Section 6 of the Offer to Exchange.)

SPECIFIC QUESTIONS ABOUT THE ELIGIBLE OPTIONS TO BE EXCHANGED

        Q10. Which of my options can be exchanged?

        Under this Offer, you may make an election to exchange your unexercised options that have an exercise price greater than $40.00 per share for New Options to be granted in accordance with the exchange ratios set forth below:

Exercise Price Range	Exchange Ratio (Eligible Options to New Options)	As an Example, if You Exchanged 100 Shares, You Would Receive
$40.01-$49.99	1.5-to-1	66 shares
$50.00 and above	2-to-1	50 shares

        If you elect to participate, you will be required to exchange any options granted to you since November 16, 2002 for New Options regardless of the exercise price of such options. These options will automatically be exchanged for New Options on a 1-to-1 basis. This Offer must be structured in this manner to avoid certain unfavorable accounting treatment. (See Section 1 of the Offer to Exchange.)

        New Option grants calculated in accordance with the exchange ratios set forth above will be rounded down to the nearest whole share on a grant-by-grant basis.

        The number of shares of common stock to be represented by the New Options will be adjusted for any stock splits, stock dividends, recapitalizations or similar transactions that may occur between the Expiration Date of this Offer and the Grant Date.

        Q11. How were the exchange ratios and exercise price ranges determined?

        We believe this Offer must balance the interests of both our employees and our stockholders, and as a result, in connection with seeking stockholder approval of the Offer, we established exchange ratios and exercise price ranges that resulted in an economically "value-neutral" exchange to our stockholders on an aggregate dollar value basis. The exchange ratios and exercise price ranges were determined with the help of third-party compensation experts and on the basis of valuations under the Black-Scholes option pricing model as well as a binomial option pricing model.

        Q12. If I elect to exchange my Eligible Options, do I have to exchange all of my Eligible Options or can I just exchange some of them?

        You are not obligated to exchange each Eligible Option grant and will be free to exchange as few or as many of your Eligible Option grants as you wish. However, if you exchange an Eligible Option grant, you must exchange all shares issuable under such Eligible Option grant. Additionally, if you elect to participate, you will be required to exchange all options granted since November 16, 2002 for New Options regardless of the exercise price of such options. (See Question 10 above).

        Q13. Can I exchange part of an Eligible Option grant?

        No. Adobe is not accepting partial tenders of Eligible Option grants. You may only exchange an entire Eligible Option grant.

        Q14. Can I exchange my vested and unvested Eligible Options?

        Yes. You may exchange both vested and unvested Eligible Options.

        Q15. Can I exchange option grants that I have already fully or partially exercised?

        If you exercised an option grant in its entirety, that option grant is no longer outstanding and is therefore not eligible for exchange under this Offer. If you previously exercised an Eligible Option grant in part, the remaining unexercised portion of the Eligible Option grant may be exchanged under this Offer.

        Q16. What happens to Eligible Options that I choose not to exchange?

        Eligible Option grants that you choose not to exchange will retain all their current terms and conditions, including their current exercise price, expiration date and vesting schedule.

        Q17. Am I eligible to exchange an Eligible Option even if the option term expires between the commencement of this Offer and the Grant Date of the New Options?

        Yes. You will be able to exchange this Eligible Option for a New Option.

        Q18. Are there any plans to make a broad-based grant of stock options (stock focal) between the commencement of this Offer and the Grant Date of the New Options?

        No. We have no plans to make a broad-based grant of stock options (stock focal) during this time period.

        Q19. Will Adobe suspend the Employee Stock Purchase Plan ("ESPP") during this time period as well?

        No. The ESPP will not be suspended during this time period.

        Q20. Will Adobe make any recommendation as to whether I should exchange my Eligible Options?

        No. Adobe will not make any recommendations as to whether you should exchange your Eligible Options. You must make your own informed decision. Tendering Eligible Options under this Offer involves risks, as there is no guarantee or assurance as to Adobe's future stock price. For questions regarding investment-related issues, you should talk to your own outside legal counsel, accountant and/or financial advisor, as no one from Adobe has been, or will be, authorized to provide you with information in this regard.

SPECIFIC QUESTIONS ABOUT THE NEW OPTIONS

        Q21. When will I receive my New Options?

        The New Options will be granted at least six months and one day after the Expiration Date, which will be, at the earliest, December 17, 2003. The Board of Directors retains the discretion to determine the Grant Date. (See Section 5 of the Offer to Exchange.)

        Q22. Why won't I receive my New Options immediately after the Expiration Date of this Offer?

        If we were to grant New Options on any date which is earlier than six months and one day after the date we cancel any of the Eligible Options we accepted for exchange pursuant to the terms of this Offer, we would be required, for financial accounting purposes, to record a compensation expense against our earnings. By deferring the grant of the New Options for at least six months and one day, we believe we will not have to record such a compensation expense.

        Q23. What will the exercise price of my New Options be?

        All New Options will be granted with an exercise price equal to the closing price of Adobe's common stock as reported on the Nasdaq National Market on the Grant Date, except that the exercise price per share of the New Options granted to tax residents of France and Italy will be as described in Appendix B of the Offer to Exchange. We cannot guarantee that the New Options will have a lower exercise price than the Eligible Options exchanged because we cannot provide any assurance as to the price of our common stock at any time in the future. We recommend that you obtain current market quotations for our common stock before deciding whether to elect to exchange your Eligible Options. (See Section 7 of the Offer to Exchange for a historical view of the price range of our common stock.)

        Q24. What will the vesting schedule of my New Options be?

        The New Options will vest as follows: 25% of the shares will vest on the first year anniversary of the Grant Date; 2.08% of the shares will vest each month thereafter for the next twelve (12) months; and 4.17% of the shares will vest each month thereafter for the next twelve (12) months, such that 100% of the shares will be vested three (3) years from the Grant Date. Vesting is contingent upon your continuous employment with Adobe. (See Section 8 of the Offer to Exchange.)

        Q25. What will the term of my New Options be?

        The New Options will have a term of six (6) years from the Grant Date, as long as you remain employed by Adobe. This six-year term approximates the weighted average remaining term of all Eligible Options. (See Section 8 of the Offer to Exchange.)

        Q26. What will the other terms and conditions of my New Options be?

        The other terms and conditions of your New Options not described in the Offer to Exchange will be comparable to the other terms and conditions of your Eligible Options. All New Options will be nonqualified stock options under the U.S. Internal Revenue Code, regardless of the tax status of the Eligible Options exchanged, and will be granted pursuant to our 2003 Equity Incentive Plan, regardless of whether your Eligible Options were originally issued pursuant to our 1994 Stock Option Plan or our 1999 Equity Incentive Plan. (See Sections 8 and 12 of the Offer to Exchange.)

        Q27. What happens to my New Options if Adobe merges or is acquired prior to the Grant Date?

        Although we are not anticipating any such merger or acquisition, if Adobe merges with or is acquired by another entity between the Expiration Date and the Grant Date, then the resulting entity will be bound to grant the New Options under the same terms as provided in the Offer to Exchange; however, the type of security and the number of shares covered by each New Option would be determined by the acquisition agreement between Adobe and the acquiror based on the same principles applied to the handling of the options to acquire our common stock that are outstanding at the time of the merger or acquisition. As a result of the ratio by which our common stock may convert into an acquirer's common stock in an acquisition transaction, you may receive options for more or fewer shares of the acquiror's stock than the number of shares subject to the Eligible Options that you exchange.

        If your employment is terminated for any reason by any successor entity prior to the Grant Date, then you will not receive any New Options in exchange for your Eligible Options that were cancelled. In addition, you will not have a right to the Eligible Options that you surrendered for exchange.

        Q28. If the exercise price of the New Options is higher than the exercise price of the Eligible Options I exchanged, can I revert back to my original Eligible Options with their original exercise price?

        No. Once your Eligible Options have been surrendered for exchange, it is not possible to regrant them. The fair market value of Adobe's common stock on the Grant Date of the New Options cannot be predicted at this time, and it is possible that your New Options may have a higher exercise price than your Eligible Options. You will need to carefully consider the exercise price of your Eligible Options and your expectations of what the fair market value of Adobe's common stock will be on the Grant Date of the New Options as this Grant Date will be no earlier than December 17, 2003.

        Q29. I have been contacted by a broker asking me to enter into a "hedging" transaction with Adobe securities in connection with this Offer. Am I permitted to do this?

        No. Adobe employees are not permitted to engage in trading derivative securities of Adobe in connection with this Offer, including any hedging transactions. See our Insider Trading Policy, which is located on the Policies & Procedures intranet site (http://is.corp.adobe.com/intranet1/corp/procedures), for further information.

        Q30. If the New Options granted to me end up being out-of-the-money, will there be another Offer to Exchange?

        At this time, we do not expect to implement another Offer to Exchange.

SPECIFIC QUESTIONS ABOUT THE POTENTIAL CONSEQUENCES OF ACCEPTING OR REJECTING THIS OFFER

        Q31. What happens if I accept this Offer?

        If you accept this Offer, the Eligible Options you choose to exchange will be cancelled promptly after 11:59 p.m. Pacific Time on the Expiration Date, and you will have no further right or interest in these Eligible Options. If you choose to accept this Offer, you will not be eligible to receive any other stock options, including New Options until, at the earliest, December 17, 2003. The Offer must be structured in this manner to avoid certain adverse accounting treatment to Adobe.

        Q32. Will I have to pay taxes if I exchange my Eligible Options for New Options in this Offer?

        For U.S. federal income tax purposes, the exchange of Eligible Options should be treated as a non-taxable exchange and you should not recognize income upon the grant of the New Options. If you are a non-U.S. employee and you accept this Offer, please refer to Appendix B of the Offer to Exchange for information about the tax treatment in your country. In either case, we recommend that you consult with your own tax advisor to determine the full range of potential tax consequences or potential social insurance contribution consequences (for non-U.S. employees) of accepting this Offer. (See Section 12 of the Offer to Exchange if you are a U.S. employee and Appendix B of the Offer to Exchange if you are a non-U.S. employee.)

        Q33. Do I have to participate in this Offer?

        No. Participation in this Offer is completely voluntary. If you do not accept this Offer, you do not have to submit any documents. If you choose not to participate, you will keep all of your options, including your Eligible Options, and will not receive any New Options under this Offer. No changes will be made to the terms of your current options.

        Q34. Are there tax consequences to me if I elect not to participate in this Offer?

        You will not be subject to U.S. federal income tax if you do not elect to exchange your Eligible Options for New Options. However, if you currently have incentive stock options that are Eligible Options under this Offer, we recommend that you review Section 12 of the Offer to Exchange, which explains potential tax treatment that may result from this Offer and may affect you even if you elect not to participate in this Offer. If you are a non-U.S. employee, please refer to Appendix B of the Offer to Exchange for information about the tax treatment in your country.

SPECIFIC QUESTIONS ABOUT THE PROCESS OF EXCHANGING ELIGIBLE OPTIONS

        Q35. When does this Offer expire? Can this Offer be extended, and if so, how will I know if it is extended?

        The Expiration Date of this Offer is Monday, June 16, 2003, at 11:59 p.m. Pacific Time, unless we extend it. Although we do not currently intend to do so, we may, in our sole discretion, extend this Offer at any time prior to the Expiration Date. If we extend this Offer, we will announce the extension no later than 9:00 a.m. Pacific Time on the day following the Expiration Date. (See Section 14 of the Offer to Exchange.)

        Q36. If I decide to accept this Offer, what do I need to do?

        If you would like to accept this Offer, you must complete, execute and submit the Election Form through Adobe Forms, which is located under Everyday Tools on Inside Adobe (http://forms.corp.adobe.com). If you are unable to elect to exchange your Eligible Options via Adobe Forms, you may elect to exchange your Eligible Options by submitting the Election Form via facsimile to the Equity Compensation Department at (408) 537-4100. If you do not return or we fail to receive your Election Form by 11:59 p.m. Pacific Time on the Expiration Date, you will be deemed to have rejected this Offer. We will confirm receipt of your Election Form promptly after we receive it.

        You should carefully review this Summary of Terms, the Offer to Exchange, the Electronic Transmittal Letter and the Election Form, and all related documents, before making your election.

        If you are unable to access the Election Form via Adobe Forms, contact the Equity Compensation Department via e-mail at mailto:optionx@adobe.com or at (408) 536-3122.

        Q37. Under what circumstances would Adobe not accept my Eligible Options for exchange?

        We currently expect that we will accept promptly after the Expiration Date all Eligible Options for which the election to exchange is properly completed, executed and submitted and has not been validly withdrawn. We may, however, reject any or all Election Forms or exchanged Eligible Options to the extent we determine they were not properly completed, executed and submitted, to the extent we determine it is unlawful to accept the exchanged Eligible Options or to the extent that any condition described in Section 6 of the Offer to Exchange makes it inadvisable in our reasonable judgment to proceed with this Offer. (See Sections 3, 5 and 6 of the Offer to Exchange.)

        Q38. Can I change my previous election prior to the Expiration Date?

        Yes. You may change your previous election or withdraw from the Offer by properly completing, executing and submitting a new Election Form before the Expiration Date of this Offer. You may change your election more than once. You must note on the Election Form where indicated that you are changing your previous election. Your last submitted Election Form will supersede any prior Election Forms you may have submitted. See instructions in Question 36 above. (See Section 4 of the Offer to Exchange.)

        Q39. If I elect to participate in the Offer, do I have to return my stock option agreements for the Eligible Options I wish to exchange?

        No. You do not need to return your stock option agreements as they will automatically be cancelled when we accept your Eligible Options for exchange.

        Q40. Who can I talk to if I have questions about the Offer?

        For additional information or assistance, contact the Equity Compensation Department via e-mail at mailto:optionx@adobe.com or at (408) 536-3122.

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  Exhibit 99.(a)(1)(B)
SUMMARY OF TERMS OF OFFER TO EXCHANGE OUTSTANDING OPTIONS TO PURCHASE COMMON STOCK